U. S. SECURITIES AND EXCHANGE COMMISSION
                     Washington, D.C. 20549

     INITIAL STATEMENT OF BENEFICIAL OWNERSHIP OF SECURITIES

Filed pursuant to Section 16(a) of the Securities Exchange Act of
1934, Section 17(a) of the Public Utility Holding Company Act of
   1935 or Section 20(f) of the Investment Company Act of 1940


                             FORM 3


1.   Name and Address of Reporting Person:

          Jacksonville Restaurant Acquisition Corp.
          2211 Brighton Bay Trail
          Jacksonville, Florida 32246

2.   Date of Event Requiring Statement (Month/Day/Year):

          January 20, 2000

3.   IRS or Social Security Number of Reporting Person
     (Voluntary):

          Fed. ID# 22-3669628

4.   Issuer Name and Ticker or Trading Symbol:  Cucos Inc. - CUCO

5. Relationship of Reporting Person to Issuer (Check all applicable):

          Stockholder

6.   If Amendment, Date of Original (Month/Day/Year): N/A



Table I - Non-Derivative Securities Beneficially Owned.

1.   Title of Security (Instr. 4):  None

2.   Amount of Securities Beneficially Owned (Instr. 4): 0

3.   Ownership Form: Direct (D) or Indirect (I) (Instr. 5):  N/A

4.   Nature of Indirect Beneficial Ownership (Instr. 5): N/A



Table II - Derivative Securities Beneficially Owned(e.g., puts, calls, warrants, options, convertible securities)

1.   Title of Derivative Security (Instr. 4):

          Series A Convertible Preferred Stock

2.   Date Exercisable and Expiration Date:
          Date Exercisable:  Immediately
          Expiration Date:  None

3.   Title and Amount of Securities Underlying Derivative
     Security (Instr. 4):
          Title: Common Stock
          Amount or Number of Shares: 300,000 Shares

4.   Conversion or Exercise Price of Derivative Security:

          One share for one share.

5.   Ownership Form of Derivative Security:  Direct (D) or
     Indirect (I) (Instr. 5):  D

6.   Nature of Indirect Beneficial Ownership (Instr. 5):  N/A



Explanation of Responses:




/s/____________________________
James W. Osborn, President
Date:  January 20, 2000